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                          January 9, 2024

       Amit Etkin
       Chief Executive Officer
       Alto Neuroscience, Inc.
       369 South San Antonio Road
       Los Altos, CA 94022

                                                        Re: Alto Neuroscience,
Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted December
28, 2023
                                                            CIK No. 0001999480

       Dear Amit Etkin:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Prospectus Summary
       Overview, page 1

   1.                                                   We note your response
to prior comment 3, which we reissue in part.
                                                            Please describe,
where appropriate, each of the discussions you have had with the
                                                           FDA regarding your
novel approach to the discovery and development of your
                                                           product candidates
using your Platform, as well as any material outcomes of such discussions.
                                                            Explain whether you
are basing your current expectation that you may be required to develop and obtain
FDA approval of a companion diagnostic for any of your product candidates upon your
prior discussions with the FDA. Also, please describe when
                                                           you expect to know
more definitively the FDA's views on this subject and how such views may affect
your plans.
 Amit Etkin
FirstName  LastNameAmit Etkin
Alto Neuroscience, Inc.
Comapany
January    NameAlto Neuroscience, Inc.
        9, 2024
January
Page 2 9, 2024 Page 2
FirstName LastName
2. We note your revisions in response to prior comment 5, which we reissue. Please further revise the disclosure on pages 1, 103, and 123 to include the information contained in your response to prior comment 5 in your letter dated December 28, 2023 concerning your goal to ultimately provide treatments, if approved, that are tailored to specific patient populations and explain how this might allow you to avoid the current lengthy paradigm of treating psychiatric patients.
Our Pipeline, page 3

3. We note your revisions in response to prior comment 7, which we reissue in part. Please revise your disclosure on pages 4, 104, and 125 to clarify whether or not the Company's representatives have had any interaction to date with the FDA regarding its willingness to accept foreign clinical trial data underpinning the recently submitted IND covering
         ALTO-203 in MDD. Also, please revise the Prospectus Summary to disclose the risk that the FDA or comparable regulators may not accept earlier clinical data generated abroad, in which case you may need to conduct additional clinical trials, as referenced in your risk factor on page 31.
4. We note your revisions in response to prior comment 13, which we reissue in part. Please further revise your discussion of the clinical development of your ALTO-202 program here and in the Business section where appropriate to disclose the following information with respect to any material clinical trials that third parties conducted:
             the trial design;
             the number of participants in the trial;
             the primary and secondary endpoints as well as the results as they relate to those endpoints; and
             the occurrence of any serious adverse events.

         Additionally, please include a description of any material development activities you have conducted to date since licensing ALTO-202, relevant clinical work conducted or in process, and the remaining steps to develop and commercialize the product and disclose when you plan to initiate a Phase 2 trial for ALTO-202 and expect to report data from that trial.
Risk Factor Summary, page 8

5. Consistent with your disclosure on page 162 and elsewhere, please revise your summary risk and risk factor disclosure where appropriate to highlight that issued patents covering the composition of ALTO-202 are due to retire in 2024 (compound) and
2035
         (polymorph) and patents covering the composition of ALTO-203 in 2027. Business
ALTO-101 Biological Rationale, page 151

6. We note your response stating that you have revised disclosure on page 152 to ensure that the graphics included are legible. However, we observe that the revisions are not sufficient
 Amit Etkin
Alto Neuroscience, Inc.
January 9, 2024
Page 3
      to render your disclosures easily readable without magnification, as certain text remains too small to be clear. Please further review and revise as appropriate.
       Please contact Li Xiao at 202-551-4391 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact
Lauren Hamill at 303-844-1008 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                           Sincerely,
FirstName LastNameAmit Etkin
                                                           Division of
Corporation Finance
Comapany NameAlto Neuroscience, Inc.
                                                           Office of Life
Sciences
January 9, 2024 Page 3
cc:       Divakar Gupta
FirstName LastName